SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.    Investment Company Act File Number:    Date examination completed:

               811-10383                         November 22, 2002

2. State identification Number:

AL       AK       AZ       AR       CA      CO
CT       DE       DC       FL       GA      HI
ID       IL       IN       IA       KS      KY
LA       ME       MD       MA       MI      MN
MS       MO       MT       NE       NV      NH
NJ       NM       NY       NC       ND      OH
OK       OR       PA       RI       SC      SD
TN       TX       UT       VT       VA      WA
WV       WI       WY       PUERTO RICO

Other  (specify):

3. Exact name of investment company as specified in registration statement:

     AXP Variable Portfolio - Partners Series, Inc.

4. Address of principal executive office (number,street,city,state,zip code):

     200 AXP Financial Center, Minneapolis, MN 55474

        THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                          Independent Auditors' Report


To the Board of Directors of
AXP Variable Portfolio - Partners Series, Inc.:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that AXP Variable Portfolio - Partners Small Cap Value Fund of AXP Variable Portfolio - Partners Series, Inc. (the Fund) complied with the provisions of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of August 31, 2002 and during the period from January 31, 2002 (the date of our last examination) through August 31, 2002. Management is responsible for the Fund's compliance with those provisions. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2002 and during the period from January 31, 2002 through August 31, 2002, with respect to securities transactions:

o Count and inspection of all securities located in the vault, if any, of American Express Trust Company, the Custodian;

o Confirmation of all securities, if any, held by institutions in book entry form (Wells Fargo Bank Minnesota, N.A., The Bank of New York, and The Depository Trust Company);

o Confirmation or examination of underlying documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

o Reconciliation of all such securities to the books and records of the Fund and the Custodian; and

o    Test of selected security transactions since the date of our last report.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with the specified requirements.

In our opinion, management's assertion that AXP Variable Portfolio - Partners Series, Inc. was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2002 and during the period from January 31, 2002 through August 31, 2002 is fairly stated in all material respects.

This report is intended solely for the information and use of management of AXP Variable Portfolio - Partners Series, Inc. and the Securities and Exchange Commission and should not be used for any other purpose and is not intended to be and should not be used by anyone other than these specified parties.




/s/ KPMG LLP
-------------
    KPMG LLP
    Minneapolis, MN
    November 22, 2002

             Management Statement Regarding Compliance With Certain
                Provisions of the Investment Company Act of 1940



We, as members of management of AXP Variable Portfolio - Partners Small Cap Value Fund of AXP Variable Portfolio - Partners Series, Inc. (the Fund) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2002 and during the period from January 31, 2002 (the date of our last examination) through August 31, 2002.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2002 and during the period from January 31, 2002 through August 31, 2002, with respect to securities reflected in the investment account of the Fund.


AMERICAN EXPRESS FINANCIAL CORPORATION


By: /s/ Jeffrey P. Fox
    -------------------
        Jeffrey P. Fox, Vice President-Investment Accounting